

Mail Stop 4720

November 5, 2015

VIA E-mail
Mr. Roland Sackers
Manager Director and
    Chief Financial Officer
Qiagen N.V.
Spoorstraat 50
5911 KJ Venlo
The Netherlands

> **Re:**   **Qiagen N.V.**
>   **Form 20-F for Fiscal Year Ended December 31, 2014**
>   **Filed March 2, 2015**
>   **File No. 000-28564**

Dear Mr. Sackers:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief
Office of Healthcare and Insurance